SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                 Bitstream Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   091736 10 8
                                 (CUSIP Number)

            Paul A. Gajer, Esq., Rubin Baum Levin Constant & Friedman
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                      February 24, 28, March 1, 2, 4, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                               ------------
CUSIP NO. 091736 10 8                                               Page 2 of 10
---------------------                                               ------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         JHI Development Capital Limited
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         Not Applicable
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Jersey, Channel Islands
--------------------------------------------------------------------------------
             NUMBER OF              7  SOLE VOTING POWER   14,234 (1)
               SHARES              ---------------------------------------------
            BENEFICIALLY            8  SHARED VOTING POWER  0
              OWNED BY             ---------------------------------------------
                EACH                9  SOLE DISPOSITIVE POWER 14,234 (1)
             REPORTING             ---------------------------------------------
               PERSON              10  SHARED DISPOSITIVE POWER  0
                WITH
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         14,234 (1)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                      0.20%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                                                                       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

(1) Represents 14,234 shares of Bitstream Inc. Class A Common Stock issuable to JHI Development Capital Limited upon the exercise of warrants.

---------------------                                               ------------
CUSIP NO. 091736 10 8                                               Page 3 of 10
---------------------                                               ------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         James Hardie (Holdings) Limited
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         Not Applicable
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Jersey, Channel Islands
--------------------------------------------------------------------------------
             NUMBER OF          7  SOLE VOTING POWER   (Items 2 and 5)
               SHARES          -------------------------------------------------
            BENEFICIALLY        8  SHARED VOTING POWER
              OWNED BY         -------------------------------------------------
                EACH            9  SOLE DISPOSITIVE POWER  (Items 2 and 5)
             REPORTING         -------------------------------------------------
               PERSON          10  SHARED DISPOSITIVE POWER
                WITH
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         (Items 2 and 5)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [x]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                      0.0%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                                                                       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

---------------------                                               ------------
CUSIP NO. 091736 10 8                                               Page 4 of 10
---------------------                                               ------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         James Hardie Industries Limited
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                        (b)  [x]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         Not Applicable
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Sydney, Australia
--------------------------------------------------------------------------------
             NUMBER OF            7  SOLE VOTING POWER  (Items 2 and 5)
               SHARES            -----------------------------------------------
            BENEFICIALLY          8  SHARED VOTING POWER
              OWNED BY           -----------------------------------------------
                EACH              9  SOLE DISPOSITIVE POWER  (Items 2 and 5)
             REPORTING           -----------------------------------------------
               PERSON            10 SHARED DISPOSITIVE POWER
                WITH
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         (Items 2 and 5)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [x]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           0.0%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                                                                       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

---------------------                                               ------------
CUSIP NO. 091736 10 8                                               Page 5 of 10
---------------------                                               ------------

      This Final Amendment amends the Schedule 13D filed on November 18, 1996 as previously amended and restated by Amendment No.1 filed on March 27, 1998 (the "Schedule 13D") on behalf of JHI Development Capital Limited, a company registered under the laws of Jersey, Channel Islands ("JHI"), James Hardie (Holdings) Limited, a company registered under the laws of Jersey, Channel Islands ("JH Holdings"), and James Hardie Industries Limited, a publicly held corporation organized under the laws of Australia ("JH Industries") with respect to the shares of the Class A Common Stock, par value $.01 per share ("Common Stock"), of Bitstream Inc., a Delaware corporation ("Bitstream"). Capitalized terms used but not defined herein shall have the meanings given them in the
Schedule 13D.

Item 2.  Identity and Background

      Item 2 of Schedule 13D is hereby updated and supplemented in the following respects:

      Annex 2C is hereby amended to reflect the substitution of J.S. Pinshaw for P.J. Padley as a director of JH Industries.

---------------------                                         ------------------
CUSIP NO. 091736 10 8                                         Page 6 of 10 Pages
---------------------                                         ------------------

                                                                        Annex 2B
                         JAMES HARDIE INDUSTRIES LIMITED

                                                                                                                (Annex 2C continued)
====================================================================================================================================
     (a)              (b)                                      (c)                                 (d)       (e)            (f)
------------------------------------------------------------------------------------------------------------------------------------
J.S. Pinshaw    65 York Street      Mr. Pinshaw is a non-executive director of JH Industries.       No        No         Australia
                Sydney, NSW 2000    Mr. Pinshaw's principal employer  is BIL  (Australia
                Australia           Holdings)  Ltd., a corporation  organized  under the laws
                                    of Australia, which has a principal place of business at
                                    level  41, Gateway, 1 Macquarie Place, Sydney, NSW 2000,
                                    Australia, of which Mr. Pinshaw is Chief Executive Officer,
                                    Australia BIL (Australia Holdings) Ltd. is principally
                                    engaged in the business of investment holding.
====================================================================================================================================

---------------------                                         ------------------
CUSIP NO. 091736 10 8                                         Page 7 of 10 Pages
---------------------                                         ------------------

Item 5. Interest in Securities of the Issuer.

      Item 5 of the Schedule 13D is hereby amended as follows:

      (a) JHI holds of record and may be deemed to "beneficially own," within the meaning of the Exchange Act, 14,234 shares of Common Stock issuable upon the exercise of warrants, representing "beneficial ownership," within the meaning of the Exchange Act, of approximately 0.21% of the total shares of Common Stock outstanding (based upon a total of 7,131,782 shares of Common Stock of the Issuer outstanding, as reported in the Issuer's Form 10-K for the year ended December 31, 1998, which was filed on March 31, 1999).

      (c) On February 24, 1999, JHI sold 5,000 shares in the open market at an average price of $1.875 per share. On February 28, 1999, JHI sold 5,000 shares in the open market at an average rice of $1.875 per share. On March 1, 1999, JHI sold 8,100 shares in the open market at an average price of $1.875 per share. On March 2, 1999, JHI sold 175,000 shares in the open market at an average price of $1.9107 per share. On March 4, 1999, JHI sold 439,282 shares in the open market at an average price of $1.625 per share.

      (e) On or about March 4, 1999, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock of the Issuer.

---------------------                                         ------------------
CUSIP NO. 091736 10 8                                         Page 8 of 10 Pages
---------------------                                         ------------------

                                    SIGNATURE

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 1999

                              By:  JHI DEVELOPMENT CAPITAL LIMITED

                              By:  /s/ Robert Anthony Christensen
                                   -----------------------------------
                                   Name:  Robert Anthony Christensen
                                   Title: Director

---------------------                                         ------------------
CUSIP NO. 091736 10 8                                         Page 9 of 10 Pages
---------------------                                         ------------------

                                    SIGNATURE

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 1999

     `                        JAMES HARDIE (HOLDINGS) LIMITED

                              By:  /s/ Trevor Lennard Norman
                                   -----------------------------------
                                   Name:  Trevor Lennard Norman
                                   Title: Director

---------------------                                        -------------------
CUSIP NO. 091736 10 8                                        Page 10 of 10 Pages
---------------------                                        -------------------

                                    SIGNATURE

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 1999

                              JAMES HARDIE INDUSTRIES LIMITED

                              By:  /s/ Stephen E. Harman
                                   -----------------------------------
                                   Name:  Stephen E. Harman
                                   Title:    Financial Controller